Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: December 12, 2017

December 12, 2017

The following article written by a third party was made available to employees of CVS Health Corporation:

After enduring medical hardship, Aetna’s CEO should ensure that CVS deal boosts patient power

STAT

By Michael L. Millenson

To understand the potential impact on patients of CVS Health Corp.’s proposed $69 billion takeover of Aetna Inc., set aside the high-level analyses and consider for a minute the particular experiences of one patient.

He’s a man who donated a kidney to his teenage son after the boy’s recovery from a rare cancer was sidetracked by life-threatening complications. And just a year later, he broke his neck in a skiing accident, which caused permanent nerve damage and chronic pain. These experiences changed him.

That man is Aetna chief executive officer Mark Bertolini. There’s no doubt the merger will benefit Bertolini-as-CEO: He reportedly stands to reap a staggering $500 million windfall. Less clear is whether the deal will deliver, in the companies’ words, “best health” to individuals in the kinds of crises experienced by Bertolini-as-caregiver-and-patient.

I’d like to suggest that the key to this merger’s ability to achieve its potential lies in the companies’ additional promise to provide “a health care platform built around individuals.” With the right foundation, this new insurer-retailer-pharmacy axis could promote a profound shift in the power dynamic of existing health care relationships.

CVS and Aetna have both been leaders in digital health, whether it’s a 3-D view of the pharmacy available as an iPad app from CVS’s Digital Innovation Lab or Aetna’s aggressive focus under Bertolini developing the Resources for Living app into a multifunctional consumer tool.

Senior management of both companies have been responding to a sea change in the delivery of care that’s often overshadowed by the political battles over health insurance. Technological change along with new payment incentives that reward maintaining wellness as well as treating sickness have been shifting control away from the traditional care system. Emerging instead is a shifting constellation of relationships, shaped by each individual’s circumstances, that I’ve called “collaborative health.” Doctors, hospitals, health plans, online communities, tech companies, and entrepreneurial startups are all scrambling to secure their place.

It’s a struggle similar to what’s occurred elsewhere. As noted by Tim Berners-Lee, creator of the World Wide Web, in the digital age individuals have the ability to “integrate data from diverse aspects of life — financial, medical, home automation — [and] control what to share with whom.”

Here’s where CVS-Aetna could break through health care’s notorious resistance to change. Rather than pursuing the typical path of trying to corral patients within its own information silo, CVS-Aetna could instead empower new consumer relationships that deliberately dissolve the old boundaries. Those relationships should be based on three principles: shared information, shared engagement, and shared accountability.

Shared information means that consumers, as partners, should have complete access to all their medical information — just as Bertolini struggled to do when his son fell sick. That includes the doctors’ notes from the office or the hospital; pharmacists’ records; and all of the insurance company’s interactions with providers. Moreover, in a platform truly built around individuals, such information must be portable, meaning I can take it to Walgreens, the Mayo Clinic, or even UnitedHealth. It’s mine — it doesn’t belong to a health care organization or company.

Shared engagement means that CVS-Aetna commits to electronically engaging with whomever I choose, whether it’s a yoga center — as Bertolini turned to after his accident — a physician, or a respected online community, such as PatientsLikeMe.

Finally, there’s shared accountability. How can I collaborate as an equal with multibillion-dollar entities all eager to “engage” me on their own terms? A merged Aetna-CVS could use its clout, and Bertolini’s personal experiences, to pioneer the hard work of figuring out who’s responsible for making things go right, who’s responsible when things go wrong, and what role its fellow mega-organizations should play. This is especially important as health care organizations, whether insurers, providers, pharma companies or others, are increasingly combining into even larger and more intimidating entities.

The three principles I’ve outlined don’t guarantee “best health,” but they do give patients far more effective tools for trying to achieve that goal themselves in the relationships they choose for themselves. The CVS-Aetna combination could mark the beginning of a bold new model of sharing power, or it could provide just one more example of big companies finding new ways to hoard it. Link to Original

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.